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                      SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934


                                  STARSOFT INC
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   85568X201
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               February 4th, 2004
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            (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [X]  Rule 13d-(c)

          [_]  Rule 13d-1(d)
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CUSIP No.85568X201                   13G                       Page 1 of 1 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Pictet International Management Limited ("PIM")
        The reporting person disclaims beneficial ownership of the shares reported, which are owned of record and beneficially by a non-U.S. investment fund, which is managed by PIM.

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Pictet International Management Limited - United Kingdom

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           PIM:  2,000,000
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          PIM:  None
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         PIM:  2,000,000
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            PIM:  None
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     PIM:  2,000,000

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     PIM:  5.4%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     PIM:  IA

________________________________________________________________________________
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Item 1.

      (a)   Name of Issuer: STARSOFT INC.

      (b)   Address of Issuer's Principal Executive Offices:

                       3665 RUFFIAN ROAD, SUITE 225
                       SAN DIEGO
                       CALIFORNIA 92123

Item 2.

      (a)   Names of Persons Filing:

            Pictet International Management Limited ("PIM")

      (b)   Address of Principal Business Office or, if none, Residence:

            PIM:                   Tower 42 Level 37
                                   25 Old Broad Street
                                   London  EC2N 1HQ
                                   UNITED KINGDOM

      (c)   Citizenship:

                PIM:               United Kingdom

      (d)   Title of Class Securities: Common Stock

      (e)   CUSIP Number: 85568X201

Item 3.

      Not applicable.

Item 4. Ownership

      The reporting persons disclaim beneficial ownership of the shares reported, which are owned of record and beneficially by one non-U.S. investment fund, managed by PIM.

      (a)   Amount Beneficially Owned:

                PIM:                     2,000,000

      (b)   Percent of Class:

                PIM:                     5.4%

      (c)   Number of shares as to which such person has:

        PIM:

        (i)     sole power to vote or to direct the vote: 2,000,000

        (ii)    shared power to vote or to direct the vote: None

        (iii)   sole power to dispose or to direct the disposition of:
                2,000,000
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        (iv)    shared power to dispose or to direct the disposition of:
                None

Item 5. Ownership of Five Percent or Less of a Class

      Not applicable.

Item 6.

      Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

      Not Applicable.

Item 8. Identification and Classification of Members of the Group

      Not applicable.

Item 9. Notice of Dissolution of the Group

      Not applicable.

Item 10. Certification

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquire and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Date:  February 11, 2005

                                        /s/ Paul Martin
                                        Chief Compliance Officer

                         AGREEMENT OF REPORTING PERSONS

      The undersigned hereby agree that the foregoing Schedule 13G is filed on behalf of each of the undersigned.

                          Pictet International Management Limited

                          By: /s/ Paul Martin
                             ______________________________
                             Paul Martin, Chief Compliance Officer